INVEST IN **GRYPHON ONLINE SAFETY, INC.**

# Family first internet protection service powered by machine learning


GRYPHON
GRYPHON®

gryphonconnect.com Delaware City DE

LEAD INVESTOR



**Fleming Shi**

I'm investing in Gryphon because parental control is an intricate topic for families; Gryphon helps enable parent control on web activities effortlessly. Gryphon makes the web safer for kids while training them to manage time better. It's as simple as setting up some house rules and letting your Gryphon do its job and enforce those rules continuously. In today's homes, where many "smart" IoT devices live, most are not sophisticated enough to have the security posture against modern-day cyberattacks. As a network security device, Gryphon can also play a role in guarding the digital perimeter of your home and preventing cyber intrusions 24 x 7. I look forward to being part of this round and helping John, Arup, and the team in continuing their success.

**Invested $10,000 this round**

## Highlights

1. $11.2M+ raised from noted angel groups including ATI and Frontier Angels
2. Over $9M in total sales and over 60k Gryphons shipped
3. 8 patents issued and 13 patents pending covering advanced network protection
4. Founders behind disruptive tech such as MiFi mobile hotspot & Apple iPod
5. Featured in Forbes, Tom's Guide, PC Mag, Wall Street Journal
6. Recognized as one of the fastest-growing startups in Southern California

## Our Team



**John Wu** Co-Founder and CEO

Wireless and IoT entrepreneur with a record of successful products. One of the inventors of MiFi mobile hotspot. MiFi was recognized as the world's top 25 best technology gadgets of 2009. Holds 30 patents.

As a parent, I know firsthand how difficult it is to keep our kids safe online. I was frustrated with the solutions in the market and how difficult it is to use. In many cases, products are designed to keep you and your family online

more without considering your digital health and safety.



**Arup Bhattacharya** Co-Founder and CTO

Software and multimedia exec with 30+ years of experience in technology innovation. Led MiFi software development at Novatel Wireless. An executive at PortalPlayer where he developed multiple generations of the media chip that powered the Apple iPods.



**Allan C** VP of Business and Community Development

Digital marketing executive. Launched and drove Gryphon sales to over $9M in life-time revenue.



**Sarah Kimmel** Tech Support Manager

Family Tech Influencer



**Catherine Hoving** Finance Manager



**Sanjeev Kumar** Board Member

Former founder and COO of Portal Player, sold to NVidia.

---

## Explosion of connected devices and excessive internet usage is creating the need for Gryphon.

### Gryphon is a machine learning powered network protection service with a powerful mesh WiFi system and a simple to use app to keep families safe online.

### The biggest threats to families are coming from the Internet


KIDS ARE UNPROTECTED FROM ADULT CONTENT
70% of kids ages 8-18 have accidentally encountered online porn, very often by entering an

innocent search term while doing their homework.

(Guard Child)



PARENTS ARE STUGGLING AGAINST DEVICE ADDICTION

**The suicide rate for teen girls increased by 65% between 2010 and 2015**, coinciding with the rise of smartphone use.

(Science Daily)

## Digital parenting is more challenging than ever

- Kids spend more than 7 hours per day in front of screens
- According to NIH, excessive screen time is associated with poor sleep, high blood pressure, obesity, and other health issues
- Screentime management is one of the toughest challenges faced by parents



HACKING IS ON THE RISE

**In 2021, 294 million people were victims of cybercrimes** with children and senior adults over 75 being the most vulnerable.

(Insurance Information Institute)

## Home networks are increasingly prone to cybercrime

- 70% of connected devices in the home are vulnerable to hacking
- 600% increase in cybercrimes during COVID-19
- Every new connected device such as a printer or a webcam increases your exposure to identity theft, invasion of privacy, or worse

your exposure to identity theft, invasion of privacy, or worst


Parent Barriers to Safe
Home Networks

## Existing solutions are inadequate and complicated

- Most families lack a basic understanding of networking and cybersecurity
- Current solutions focus on tech specs but not on their impact on families
- Big tech's business models are not aligned with the digital health and well-being of families

## $540 Billion Cybersecurity Market


5-Year Sales Projection
$100M
$75M
$50M
$25M
2022
2023
2024
2025
2026
$540B
Cybersecurity
Market
28M
US Families
With Kids

> *(Future projections are not guaranteed)*


GRYPHON IS THE #1 ROUTER CHOICE FOR PARENTS
Trusted by over 50,000 families worldwide
350,000+ devices secured from hackers and privacy threats
Blocked over 13 million potential malware

attacks



## All-In-One Simple Platform


GRYPHON
GRYPHON
AI

Gryphon is a cloud-managed network protection platform with machine learning that puts the **family first**. The platform combines an elegant high-performance mesh WiFi system, a simple to use App, and cloud-based machine learning that makes it simple to protect the family.

| | | |
|---|---|---|
| Ultra-Fast Mesh Wifi | Remotely Manage From Anywhere | User Level Controls |
| Manage User Screen Times | Content Filtering | Control App Access |

AI Intrusion Detection | Malware Filtering | Machine Learning Adaptive Security


Gryphon Family Network Protection System
Watch later
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Advanced Parental Control System

## Your Router is the Front Door to Your Home Internet

Every connected device in your home goes through your WiFi router - making it the perfect place to control and protect the home Internet.

An intelligent network layer firewall is a must for any enterprise, so why don't we have it for our homes? Gryphon delivers that enterprise-class protection without the need for an IT management team.

Every connected device is protected without a complicated setup on each device.



## Family Friendly App


10:24
Users
Lennox
Status: Inactive
Devices
Screen Time
Web Browsing
Su M T W Th F S
Today's Screen Time
Allowed
05h 00m
Remaining
04h 51m
Add Reward Time
Manage Screen Time


Homework (Weekdays)
03:00 PM to 06:00 PM
Bedtime (Weekdays)
08:30 PM to 06:30 AM
Alerts
Users
Devices
Settings

## **YouTube Video** History


9:41
GRYPHON®
Screen Time
YouTube History
Acess Control
Su M T W Th F S
Last 7 Days
Dec 16, 2021
07:55 AM
Content Rating
The Movement King's Ultimate Warzone Movement Guide
Watch Video
06:30 AM
Content Rating
Giant coca cola bottles, chupa chups ground
Watch Video
05:56 AM
Content Rating
Spider man parkour with motorcycles sport sars parkour over
Alerts
Users
Devices
Settings


12:13
Devices
View All
Managed
Unmanaged
Gadgets
Connected To
All
Primary
Guest
IoT
Viewing All Devices 71
Allan Apple Watch
MAC ID:
Offline
Allan iPhone
MAC ID:
Offline
HomeBound
Allan MBP
MAC ID:
IP Address: 192.168.1.171
5GHz
Primary
Allans-iPhone

## Manage **Devices**

## Manage Access To **Apps & Websites**


9:06
Manage Apps
Reddit
Always Blocked
Roblox
Blocked during Homework
Skype
Blocked during Homework
Snapchat
Always Blocked
Spotify
Blocked during Homework
TikTok
Always Blocked


Tumblr
Always Blocked
Twitter
Always Blocked
WhatsApp
Always Blocked
YouTube
Unrestricted

## Machine Learning Makes It Simple

With 8 **patents issued** and 13 pending, Gryphon has one of the **most advanced protection platforms** on the market. **Machine learning** continuously improves and adapts to keep your network safe from all online threats.


GRYPHON®
8 Patents Awarded
13 Patents Pending
GRYPHON

## Protection That Goes with You

With the patented Homebound™ app, Gryphon provides on-the-go mobile protection when your family is away from your home network. It's the only solution that intelligently routes traffic back to Gryphon from any network. So even if you are on public WiFi, 5G, or your friend's WiFi, you have the full Gryphon protection.


HomeBound On the Go Protection
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## Revenue Model and Unit Economics




GRYPHON
Over 60,000
Gryphons Sold

**Traction**


GRYPHON®
$1.7M
Software Services
$9M
Total Revenue
$7.3M
Hardware Sales

**>100%**
Paid Subscriber Growth YoY

**79%**
Customer Retention

**$57**
CAC

**$198**
Avg. Order Value

| 51% | $800 |
|---|---|
| Gross Margin | LTV |

## Customers Love Gryphon

"This product has been a life saver for our family in regards to distance learning. Our kids can no longer go to websites during class that I don't approve. Best product ever made!"



STEVE



"Best mesh router and repeater system... I can even view each device individually and see which devices on my network are connected to which!"

GRAEME

"Bottom line, out of the box this is one of the most secure routers in the world.."



RUSSELL MCHARG
Hall of Fame Amazon Reviewer

## Industry & Media Reviews

Best Security-Focussed Mesh Router

Fatherly

"The Best Parental Control Hardware Around"

Best WiFi Mesh Network Systems · Top 10 List

TECHAERIS 2019 BEST OF CES

Best of CES · Best Router for Family Safety and Privacy

## CEO Letter

GRYPHON®

Hello, friends.

Thank you so much for considering Gryphon. I started Gryphon because of an incident with my younger daughter on the internet where an accidental search pulled up some nasty content. As a father, I don't wish that incident on anyone. Unfortunately, it's a scenario we are dealing with more and more because of all the connected screens in our lives.

At Gryphon, our mission is to use many of the technologies that have created this mess to give us back control over of our families' online activities. We work hard to make it easy so anyone can use Gryphon.

As many of you know, working on a tech startup is not easy. But what get me and my team up every morning is hearing some of the stories from our customers where Gryphon has been making a difference - from a father that's fostering trouble teens, a single mom that wants to make sure her kids are doing their homework, to a grandparent that wants to make sure her grandkids have a safe internet when they come over to her house.

I'm more excited than ever that with your partnership, technology can be tamed and we can bring Gryphons to many more families.

Thank you!

John Wu
CEO/Co-Founder
Gryphon Online Safety, Inc.